82-5717

03 APR 16 AM 7:21



TransCanada

450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7680

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE



To: Securities and Exchange Commission

Attention: Filing Desk, Stop 1-4

03050115

Fax Number: 202.942.9628

From: Brenda Hounsell, Corporate Secretarial

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Date: April 15, 2003 Time: 11:30 MDT

Number of Pages (including Cover) 2

Message:

Re: News Release – TC PipeLines, LP

The attached news release is scheduled to cross the newswire at 12:00 MDT:

TC PipeLines, LP First Quarter 2003 Teleconference and Web Cast Advisory

dlw 4/21

Disposition of Original:

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If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680



TC PipeLines, LP

NewsRelease

TC PipeLines, LP First Quarter 2003 Teleconference and Web Cast Advisory

Calgary, Alberta – April 15, 2003 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) will release its first quarter 2003 financial results after markets close on Monday, April 21, 2003. Ron Turner, President and Chief Executive Officer of TC PipeLines GP, Inc., the general partner, will host a teleconference and audio Web cast on Tuesday, April 22 at 4:00 p.m. (eastern) to discuss the first quarter 2003 financial results and general developments concerning the Partnership.

What:	TC PipeLines, LP First Quarter 2003 Financial Results Teleconference and Web Cast
When:	4:00 p.m. (eastern) Tuesday, April 22, 2003
Where:	(800) 273-9672 (no passcode required) OR www.tcpipelineslp.com

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, April 29, 2003, by dialing (800) 408-3053 then entering passcode 1386508. The Web cast will also be archived and available for replay.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's Internet site at www.tcpipelineslp.com.

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Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Unitholder and Analyst Inquiries:	Theresa Jang	(877) 290-2772 investor_relations@tcpipelineslp.com

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ST. TIME	04/15 12:22
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